                                                      Registration No. 333-76578


     As filed with the Securities and Exchange Commission on April 4, 2002



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         EasyLink Services Corporation
             (Exact name of registrant as specified in its charter)

          DELAWARE                                     13-3787073
(State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                 Identification Number)

                               399 Thornall Street
                                Edison, NJ 08837
                                 (732) 906-2000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            David W. Ambrosia, Esq.
                  Executive Vice President and General Counsel
                         EasyLink Services Corporation
                              399 Thornall Street
                                Edison, NJ 08837
                                 (732) 906-2000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1143

                 -----------------------------------------------

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                -----------------


Pursuant to Rule 429(a) of the Securities Act of 1933, as amended, a combined prospectus is being used in this registration statement, and pursuant to Rule 429(b) of the Securities Act of 1933, as amended, the earlier registration statements to which the combined prospectus relates are the Company's, Form S-3 Registration Statement filed on July 11, 2000, as amended on August 2, 2000 (Registration File No. 333-41156), Form S-3 Registration Statement filed on August 4, 2000 (Registration File No. 333-43060) and Form S-3 Registration Statement filed on April 27, 2001, as amended on May 22, 2001 (Registration File No. 333-59776).



The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to Completion, Dated April 4, 2002


PROSPECTUS

                                14,709,303 Shares

                          EasyLink Services Corporation

                              Class A common stock

                              -------------------

     This prospectus relates to the offering of our Class A common stock held by selling stockholders or issuable upon conversion of or in payment of a portion of the interest on our outstanding senior convertible notes held by selling stockholders or issuable upon exercise of warrants held by selling stockholders. The selling stockholders may sell the shares from time to time. We will pay certain of the expenses of this offering; however, except with respect to 18,569 of the shares covered by this prospectus, EasyLink Services is not responsible for the cost of brokerage commissions and discounts. We will not receive any proceeds from the sale of shares by the selling stockholders.

     The selling stockholders may offer and sell all of the shares in the over-the-counter market or on one or more exchanges. The selling stockholders may sell the shares at the then prevailing market price for the shares or in negotiated transactions.


     Our Class A common stock is listed on the Nasdaq National Market under the symbol "EASY." On April 3, 2002, the closing price of our Class A common stock on the Nasdaq National Market was $2.67 per share.


       This investment involves risk. You should purchase only if you can afford a complete loss. See "Risk Factors" beginning on page 7.


                              -------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              -------------------


                   The date of this prospectus is April   , 2002



The information in this prospectus is not complete and may be changed. We may not sell these securities until a registration statement relating to these securities filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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                                TABLE OF CONTENTS

                                                                 Page

Incorporation of Documents By Reference....................      2
Where You Can Get More Information.........................      3
Cautionary Statements Regarding Forward-Looking Statements.      3
Prospectus Summary.........................................      4
Risk Factors...............................................      7
Use of Proceeds............................................     22
Description of Capital Stock...............................     22
Selling Stockholders.......................................     25
Plan of Distribution.......................................     31
Legal Matters..............................................     32
Experts....................................................     32

                             ----------------------

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, the Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the date of any sale of the Class A common stock.

                             ----------------------

         Information contained on our Web sites will not be deemed to be part of this prospectus.

                             ----------------------

                     INCORPORATION OF DOCUMENTS BY REFERENCE

    We furnish our stockholders with annual reports containing audited financial statements and other appropriate reports. We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Instead of repeating in this prospectus information that we have already filed with the Securities and Exchange Commission, rules of the Securities and Exchange Commission permit us to "incorporate by reference" the information we file with them. These rules mean that we can disclose important information to you by referring you to those documents that we have previously filed with the Securities and Exchange Commission. These documents are considered to be part of this prospectus. Any documents that we file with the Securities and Exchange Commission in the future will also be considered to be part of this prospectus and will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the Class A common stock offered by this prospectus.

         o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Commission on April 1, 2002;

         o Our Current Reports on Form 8-K and all amendments thereto on Form 8-K/A filed with the Commission on November 3, 1999, April 24, 2000, May 26, 2000, May 9, 2001, May 18, 2001 and
                  June 1, 2001.

         o        Our Definitive Proxy Statement filed on April 27, 2001.

                       WHERE YOU CAN GET MORE INFORMATION

    We have filed a registration statement with the Securities and Exchange Commission to register the Class A common stock that the selling stockholders are offering to you. This prospectus is part of that registration statement. As allowed by the Securities and Exchange Commission's rules, we have not included in this prospectus all of the information that is included in the registration statement. At your oral or written request, we will provide to you, without charge, a copy of the registration statement or any of the exhibits to the registration statement or any or all of the other information that has been incorporated by reference in this prospectus but not delivered with this prospectus. If you want more information, write or call us at:

                          EasyLink Services Corporation
                               399 Thornall Street
                                Edison, NJ 08837
                            Telephone: (732) 906-2000
                          Attention: Investor Relations

         You may also obtain a copy of any filing we have made with the Securities and Exchange Commission directly from the Securities and Exchange Commission. You may either:

         o read and copy reports, proxy and information statements or other information we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549 or

         o obtain copies of reports, proxy and information statements and other information that we have filed with the Securities and Exchange Commission on the Securities and Exchange Commission's Internet web site at http://www.sec.gov.

    You can get more information about the Securities and Exchange Commission's public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

           CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

     We make forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 throughout this prospectus. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "believes," "estimates," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the "Risk Factors" section of this prospectus.

                               PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this prospectus. All share information set forth herein is adjusted to reflect a one-for-ten reverse stock split effected by EasyLink Services Corporation on January 23, 2002.

Our Company

    EasyLink Services Corporation is a leading provider of services that power the electronic exchange of information between enterprises, their trading communities and their customers. Every business day we handle over 800,000 transactions that are integral to the movement of money, materials, products and people in the global economy such as insurance claims, trade and travel confirmations, purchase orders, invoices, shipping notices and funds transfers, among many others.

    We offer our services to thousands of business customers worldwide including the majority of the Fortune 500. Our strategy is to expand our position in the transaction delivery segment of the electronic commerce market and to begin to offer to our large customer base related transaction management services that automate more components of our customers' business processes.

    We believe that growth of the transaction delivery and related transaction management services segment will result from continued strong investment in e-commerce systems. These systems generate transactions requiring delivery of information to or management of information among a wide range of partners and customers. The resulting exchanges of information will occur across an increasingly complex array of disparate networks, marketplaces, systems, technologies and locations. We believe that third party providers of transaction delivery and transaction management services can substantially reduce the complexity and cost of operating in this environment. Transaction delivery and transaction management services will provide substantial benefits to businesses by migrating people-intensive and paper-based processes to electronic transaction delivery and management services. We expect that businesses will achieve these benefits by improving inventory turnover, accelerating receivables' collections, automating manual processes, optimizing purchasing practices and reducing waste and overhead costs.

    Enterprises use EasyLink's transaction delivery services to reduce the complexity, cost and time associated with deploying and managing networks to conduct business electronically within all or a part of their trading and customer communities. For example, we help automate the collection and processing of claims information for several of the world's largest insurance companies. Also, thousands of companies of all sizes use our services to streamline the routing and delivery of purchase orders to and from members of their trading communities. Our customers take advantage of our ability to accept a transaction in just about any form and from virtually any environment in which enterprise transactions originate, and deliver it in just about any form to virtually any other environment, replacing slow, costly, people- and paper-intensive methods that are in wide use today. We also currently host and operate e-mail systems and provide virus protection, unsolicited e-mail or spam control and content filtering services that protect a customer's e-mail system from messages before they enter or leave the corporate network. We derive revenue from license fees, monthly per-user fees, per-message charges, per-minute charges and consulting fees.

    Typically, our services extend the capabilities and geographic reach of a customer's e-commerce system. Using our services, a customer can exchange information in a reliable and secure manner and with the flexibility to adapt to the diversity of e-commerce systems and applications in use. Our transaction delivery services provide a broad range of strong capabilities to enterprises, including the ability to:

         o gain access to and use our services through a variety of commonly used enterprise e-commerce application interfaces:
                  SAP, Oracle, PeopleSoft, Web sites, electronic data interchange or EDI systems and others, running on computer systems from mainframe to desktop PC to handheld computer systems;

         o        send and receive information using alternative message types:
                  e-mail, EDI, fax, telex, hard copy;

         o connect to our network through the methods in common use today: Internet, dedicated or leased lines, frame relay, virtual private network or VPN and secure dial-up across a phone line;

         o deliver information securely using a variety of security protocols: IP-SEC; SSL, HTTPS, RSA, S/MIME, PGP and non-repudiation/delivery confirmation capabilities. EasyLink plays the role of a trusted third-party in control of a message from transmission to delivery;

         o exchange information with other computer networks using a broad range of communication protocols that computer networks use to exchange information: HTTP, SMTP, TCP/IP, FTP, UNIX/UUCP, Telnet, X.400, IBM proprietary; and

         o exchange information in over 200 document types or formats, including EDI, HTML, XML, PDF, TIFF.

    We plan to launch a series of new transaction delivery and transaction management capabilities building upon the substantial customer base, technology and servicing assets we brought together during 2001. We are building these capabilities to increase the accessibility, security, data translation and document transformation capabilities of our network. Specifically, we plan to:

         o increase the accessibility of our transaction delivery services through the introduction of Web-based EDI. This service will enable transactions between large enterprises and small- to mid-sized companies in their trading and customer communities, increasing the number of companies they conduct business with electronically;

         o increase the security of Internet-based EDI through the introduction of HTTPS and PKI support. Increased security will expand EasyLink's role as a trusted third-party transaction delivery network;

         o work closely with our customers to develop and introduce XML-based data translation services. We believe that these services will enable EasyLink to become an integral part of automating our customers' key business processes linked to transaction delivery and transaction management and will increase the Company's revenue per transaction;

         o develop e-business solutions for paper- and forms-intensive industries to enable them to automate more of their business processes; and

         o implement a Six Sigma quality program to increase customer satisfaction and profitability.

Other operations

    We previously operated an advertising network business. On October 26, 2000, we announced our intention to sell this business to focus exclusively on our established outsourced messaging business. On March 30, 2001, we completed the sale of the advertising network business to Net2Phone, Inc. Included in the sale were our rights to provide e-mail-based advertising and permission marketing solutions to advertisers, as well as our rights to provide e-mail services directly to consumers at the www.mail.com Web site and in partnership with other Web sites.

         In March 2000, we formed WORLD.com, Inc. to develop the Company's portfolio of domain names into independent Web properties, and subsequently acquired or formed its subsidiaries Asia.com, Inc. and India.com, Inc. in which WORLD.com was the majority owner. In November 2000, the Company announced its intention to sell all assets not related to its core outsourced messaging business, including Asia.com, Inc., India.com, Inc. and its portfolio of domain names. On May 3, 2001, our majority-owned subsidiary Asia.com, Inc. completed the sale of its business to an investor group. In October 2001, we sold a subsidiary of India.com, Inc. and entered into an agreement to sell the portal operations of India.com, Inc. We subsequently terminated the agreement to sell the portal operations of India.com, Inc. and have ceased conducting its portal business.

         We are a Delaware corporation. Our principal executive offices are located at 399 Thornall Street, Edison, NJ 08837. Our phone number is (732) 906-2000.

                                  RISK FACTORS

         Before you invest in our Class A common stock, you should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus.


We have only a limited operating history and some of our services are in a new and unproven industry.

         We have only a limited operating history upon which you can evaluate our business and our prospects. We have offered a commercial email service since November 1996 under the name iName. We changed our company name to Mail.com, Inc. in January 1999. In February 2000, we acquired NetMoves Corporation, a provider of a variety of transaction delivery services to businesses. In March 2000, we formed WORLD.com to develop and operate our domain name properties as independent Web sites. In the fourth quarter of 2000, we announced our intention to focus exclusively on the business market and to sell all assets not related to this business. In February 2001, we acquired Swift Telecommunications, Inc. which had contemporaneously acquired the EasyLink Services business from AT&T Corp. The EasyLink Services business is a provider of transaction delivery services such as electronic data interchange or EDI and production messaging services. Swift was a provider of production messaging services, principally telex services. On March 30, 2001, we announced that we had sold our advertising network business to Net2Phone, Inc. and on May 3, 2001 our Asia.com, Inc. subsidiary completed the sale of its business. In October 2001, we sold a subsidiary of India.com, Inc. and have since ceased the conduct of the portal operations of India.com, Inc. In January 2002, we announced our strategy to expand our position in the transaction delivery segment of the electronic commerce market and to begin to offer to our large customer base related transaction management services that automate more components of our customers' business processes. Our success will depend in part upon our ability to maintain or expand our sales of transaction delivery services such as EDI, production messaging and integrated desktop messaging to enterprises, our ability to successfully develop transaction management services, the development of a viable market for fee-based transaction delivery and transaction management services on an outsourced basis and our ability to compete successfully in those markets. For the reasons discussed in more detail below, there are substantial obstacles to our achieving and sustaining profitability.


We have incurred losses since inception.


         We have not achieved profitability in any period, and we may not be able to achieve or sustain profitability. We incurred a net loss of $206 million for the year ended December 31, 2001. We had an accumulated deficit of $513.4 million as of December 31, 2001. We intend to expand our sales and marketing operations, upgrade and enhance our technology, continue our international expansion, and improve and expand our management information and other internal systems. We intend to continue to make strategic acquisitions and investments, which may result in significant amortization of intangibles and other expenses or a later impairment charge arising out of the write-off of goodwill booked as a result of such acquisitions or investments. We are making these expenditures in anticipation of higher revenues, but there will be a delay in realizing higher revenues even if we are successful. If we do not succeed in substantially increasing our revenues or integrating the EasyLink Services and Swift businesses with our historical business, our losses may continue.


If we are unable to raise necessary capital in the future, we may be unable to invest in the growth of our business or fund necessary expenditures.

         We may need to raise additional capital in the future. See Part II.
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - contained in our Annual Report on Form 10-K for the year ended December 31, 2001 and subsequent reports filed with the Securities and Exchange Commission. At December 31, 2001, we had $13.2 million of cash, cash equivalents and marketable securities. Our principal commitments consist of subordinated convertible notes, senior convertible notes, notes payable, obligations under capital leases, accounts payable and other current obligations, commitments for capital expenditures and commitments to purchase telecommunications services. For each of the years ended December 31, 2000 and 2001, we received a report from our independent accountants containing an explanatory paragraph stating that we suffered recurring losses from operations since inception and have a working capital deficiency that raise substantial doubt about our ability to continue as a going concern. We may need additional financing to invest in the growth of our business and to pay other obligations, and the availability of such financing when needed, on terms acceptable to us, or if at all, is uncertain. See "Risk Factors - We May Be Unable to Pay Debt Service on Our Indebtedness for Money Borrowed and Other Obligations." If we are unable to raise additional financing or generate sufficient cash flow, we may be unable to continue as a going concern.


         If we raise additional funds by issuing equity securities or debt convertible into equity securities, stockholders may experience dilution of their ownership interest. The amount of dilution resulting from issuance of additional shares of Class A common stock and securities convertible into Class A common stock and the potential dilution that may result from future issuances has significantly increased in light of the decline in our stock price. Moreover, we could issue preferred stock that has rights senior to those of the Class A common stock. Some of our stockholders have registration rights that could interfere with our ability to raise needed capital. If we raise funds by issuing debt, our lenders may place limitations on our operations, including our ability to pay dividends.

We intend to continue to acquire, or make strategic investments in, other businesses and acquire or license technology and other assets and we may have difficulty integrating these businesses or generating an acceptable return.


         We have completed a number of acquisitions and strategic investments since our initial public offering. For example, we acquired NetMoves Corporation, a provider of production messaging services and integrated desktop messaging services to businesses, and The Allegro Group, Inc., a provider of email and email related services, such as virus blocking and content screening, to businesses. We also acquired Swift Telecommunications, Inc. and the EasyLink Services business that it had contemporaneously acquired from AT&T Corp. We will continue our efforts to acquire or make strategic investments in businesses and to acquire or license technology and other assets, and any of these acquisitions may be material to us. We cannot assure you that acquisition or licensing opportunities will continue to be available on terms acceptable to us or at all. Such acquisitions involve risks, including:


         o        inability to raise the required capital;

         o difficulty in assimilating the acquired operations and personnel;

         o        inability to retain any acquired member or customer accounts;

         o        disruption of our ongoing business;

         o the need for additional capital to fund losses of acquired businesses;

         o inability to successfully incorporate acquired technology into our service offerings and maintain uniform standards, controls, procedures and policies; and

         o        lack of the necessary experience to enter new markets.

         We may not successfully overcome problems encountered in connection with potential acquisitions. In addition, an acquisition could materially impair our operating results by diluting our stockholders' equity, causing us to incur additional debt or requiring us to amortize acquisition expenses and acquired assets or to incur impairment charges as a result of the write-off of goodwill booked as a result of such acquisition.

We may be unable to successfully complete the integration of the EasyLink Services Business acquired from AT&T.


         On February 23, 2001, we completed the acquisition of Swift Telecommunications, Inc. which had contemporaneously acquired the EasyLink Services business of AT&T Corp. The EasyLink Services business acquired from AT&T provides a variety of transaction delivery services. This business was a division of AT&T and was not a separate independent operating entity. We hired only a portion of the employees of the business.

         Under a Transition Services Agreement entered into in connection with the acquisition, AT&T agreed to provide us with a variety of services to enable us to continue to operate the business pending the transition to EasyLink. We have transitioned many of these services provided by AT&T under the Transition Services Agreement to ourselves, including customer service, network operations center, telex switching equipment and services and office space in a variety of locations. However, the network for the portion of this business relating to EDI, fax and email services continues to reside on AT&T's managed network and is being operated and maintained for EasyLink by AT&T pursuant to the Transition Services Agreement. We plan to migrate off the AT&T network to the EasyLink network over the next two years.

         We cannot assure you that we will be able to successfully transition the remaining EasyLink Services network and other operations from AT&T to us, or successfully integrate them into our operations, in a timely manner or without incurring substantial unforeseen expense. Even if successfully transitioned and integrated, we may be unable to operate the business at expense levels that are ultimately profitable for us. We cannot assure you that we will be able to retain all of the customers of the EasyLink Services business. Our inability to successfully transition, integrate or operate the network and operations, or to retain customers, of the EasyLink Services business will result in a material adverse effect on our business, results of operations and financial condition.

We have incurred significant indebtedness for money borrowed.


         As of December 31, 2001, we had approximately $96.1 million principal amount of outstanding indebtedness for borrowed money and capital leases. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could (1) make it difficult for us to make payments on our indebtedness, (2) make it difficult to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes, (3) limit our flexibility in planning for, or reacting to changes in, our business, and (4) make us more vulnerable in the event of a downturn in our business.


We may be unable to pay debt service on our indebtedness for money borrowed and other obligations.

         We had an operating loss and negative cash flow for the year ended December 31, 2001. In addition, we have a substantial amount of outstanding accounts payable and other obligations. Accordingly, cash generated by our operations would have been insufficient to pay the amount of interest payable annually on our outstanding indebtedness or to pay our other obligations. We cannot assure you that we will be able to pay interest and other amounts due on our outstanding indebtedness, or our other obligations, on the scheduled dates or at all. If our cash flow and cash balances are inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we otherwise fail to comply with any covenants in our indebtedness, we would be in default under these obligations, which would permit these lenders to accelerate the maturity of the obligations and could cause defaults under our indebtedness. Any such default could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that we would be able to repay amounts due on our indebtedness if payment of the indebtedness were accelerated following the occurrence of an event of default under, or certain other events specified in, the agreements governing our outstanding indebtedness and capital leases, including any deemed sale of all or substantially all of our assets.


Outsourcing of transaction delivery and transaction management services may not prove to be viable businesses.


         An important part of our business strategy is to leverage our existing global customer base and global network by continuing to provide our existing transaction delivery services and by offering these customers additional transaction delivery and new transaction management services in the future. The market for transaction management services is only beginning to develop. Our success will depend on the continued expansion of the market for outsourced transaction delivery services such as EDI, production messaging services and integrated desktop messaging services and the development of viable markets for the outsourcing of additional transaction delivery services and new transaction management services. Each of these developments is somewhat speculative.

         There are significant obstacles to the full development of a sizable market for the outsourcing of transaction delivery and transaction management services. Outsourcing is one of the principal methods by which we will attempt to reach the size we believe is necessary to be successful. Security and the reliability of the Internet, however, are likely to be of concern to enterprises and service providers deciding whether to outsource their transaction delivery and transaction management or to continue to provide it themselves. These concerns are likely to be particularly strong at larger businesses and service providers, which are better able to afford the costs of maintaining their own systems. While we intend to focus exclusively on our outsourced transaction delivery and transaction management services, we cannot be sure that we will be able to maintain or expand our business customer base. In addition, the sales cycle for many of these services is lengthy and could delay our ability to generate revenues in this market.


Our strategy of developing and offering to existing customers additional transaction delivery and transaction management services may be unsuccessful.

         As part of our recently announced business strategy, we plan to develop and offer to existing customers additional transaction delivery and transaction management services that will automate more of our customers business processes. We cannot assure you that we will be able to successfully develop these additional services in a timely manner or at all or, if developed, that our customers will purchase these services or will purchase them at prices that we wish to charge. Standards for pricing in the market for new transaction delivery and transaction management services are not yet well defined and some businesses and service providers may not be willing to pay the fees we wish to charge. We cannot assure you that the fees we intend to charge will be sufficient to offset the related costs of providing these services.

We may fail to meet market expectations because of fluctuations in our quarterly operating results, which would cause our stock price to decline.

         We may experience significant fluctuations in our quarterly results. It is likely that our operating results in some quarters will be below market expectations. In this event, the price of our Class A common stock is likely to decline.

The following are among the factors that could cause significant fluctuations in our operating results:

         o incurrence of other cash and non-cash accounting charges, including charges resulting from acquisitions or dispositions of assets, including from the disposition of our remaining non-core assets, and write-downs of impaired assets;


         o non-cash charges associated with repriced stock options, if our stock price rises above $16.90;


         o system outages, delays in obtaining new equipment or problems with planned upgrades;

         o        disruption or impairment of the Internet;

         o demand for outsourced transaction delivery and transaction management services;

         o attracting and retaining customers and maintaining customer satisfaction;

         o introduction of new or enhanced services by us or our competitors;

         o        changes in our pricing policy or that of our competitors;

         o changes in governmental regulation of the Internet and transaction delivery and transaction management services in particular; and

         o        general economic and market conditions.

         Other such factors in our non-core assets include:

         o incurrence of additional expenditures without receipt of offsetting revenues pending the sale of these assets.


We may incur significant stock based compensation charges related to repriced options if our stock price rises above $16.90.

         In light of the decline in our stock price and in an effort to retain our employee base, on November 14, 2000, the Company offered to certain of its employees, officers and directors, other than Gerald Gorman, the right to reprice certain outstanding stock options to an exercise price equal to $16.90 per share, the closing price of the Company's Class A common stock on Nasdaq on November 14, 2000 as adjusted for our reverse stock split effected on January 23, 2002. Options to purchase 632,799 shares were repriced. The repriced options vest at the same rate that they would have vested under their original terms. In March 2000, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25" ("Interpretation"). Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. As a result, under the Interpretation, stock options repriced after December 15, 1998 are subject to variable plan accounting treatment. This guidance requires the Company to remeasure compensation cost for outstanding repriced options each reporting period based on changes in the market value of the underlying common stock. If our stock price rises above the $16.90 exercise price of the repriced options, this accounting treatment may result in significant non-cash compensation charges in future periods.

Several of our competitors have substantially greater resources, longer operating histories, larger customer bases and broader product offerings.


         Our business is, and we believe will continue to be, intensely competitive. See "Part I Item 1 - Business - Competition" in our Form 10-K for the year ended December 31, 2001 filed on April 1, 2002 and subsequent reports filed with the Securities and Exchange Commission.


         Many of our competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than those available to us. As a result, they may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition to direct competitors, many of our larger potential customers may seek to internally fulfill their messaging needs through the deployment of their own on premises messaging systems.


         Some of our competitors provide a variety of telecommunications services and other business services, as well as software and hardware solutions, in addition to transaction delivery or transaction management services. The ability of these competitors to offer a broader suite of complementary services and software or hardware may give them a considerable advantage over us.


         The level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our service offerings, we expect to encounter increased competition in the development and delivery of these services. We may not be able to compete successfully against our current or future competitors.


Our rapid expansion has strained our existing resources, and if we are not able to manage our growth effectively, our business and operating results will suffer.


         We have aggressively expanded our operations in anticipation of continued growth in our business and as a result of our acquisitions. We have also developed the technology and infrastructure to offer a range of services in our target market. This expansion has placed, and we expect it to continue to place, a significant strain on our managerial, operational and financial resources. If we cannot manage our growth effectively, our business, operating results and financial condition will suffer.

It is difficult to retain key personnel and attract additional qualified employees in our business and the loss of key personnel and the burden of attracting additional qualified employees may impede the operation and growth of our business and cause our revenues to decline.

         Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel, but they have no contractual obligation to remain with us. In particular, our success depends on the continued service of Gerald Gorman, our Chairman, Thomas Murawski, our Chief Executive Officer, Brad Schrader, our President, George Abi Zeid, our President-International Operations, and Debra McClister, our Executive Vice President and Chief Financial Officer. The loss of the services of Messrs. Gorman, Murawski, Schrader or Abi Zeid or of Ms. McClister, or several other key employees, would impede the operation and growth of our business.

         To manage our existing business and handle any future growth, we will have to attract, retain and motivate additional highly skilled employees. In particular, we will need to hire and retain qualified sales people if we are to meet our sales goals. We will also need to hire and retain additional experienced and skilled technical personnel in order to meet the increasing technical demands of our expanding business. Competition for employees in messaging-related businesses is intense. We have in the past experienced, and expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. If we are unable to do so, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges.

Our business is heavily dependent on technology, including technology that has not yet been proven reliable at high traffic levels and technology that we do not control.

         The performance of our computer systems is critical to the quality of service we are able to provide to our customers. If our services are unavailable or fail to perform to their satisfaction, they may cease using our service. In addition, our agreements with several of our customers establish minimum performance standards. If we fail to meet these standards, our customers could terminate their relationships with us and assert claims for monetary damages.

We may need to upgrade our computer systems to accommodate increases in traffic and to accommodate increases in the usage of our services, but we may not be able to do so while maintaining our current level of service, or at all.

         We must continue to expand and adapt our computer systems as the number of customers and the amount of information they wish to transmit increases and as their requirements change, and as we further develop our services. Because we have only been providing some of our services for a limited time, and because our computer systems for these services have not been tested at greater capacities, we cannot guarantee the ability of our computer systems to connect and manage a substantially larger number of customers or meet the needs of business customers at high transmission speeds. If we cannot provide the necessary service while maintaining expected performance, our business would suffer and our ability to generate revenues through our services would be impaired.

         The expansion and adaptation of our computer systems will require substantial financial, operational and managerial resources. We may not be able to accurately project the timing of increases in traffic or other customer requirements. In addition, the very process of upgrading our computer systems could cause service disruptions. For example, we may need to take various elements of the network out of service in order to install some upgrades.

Our computer systems may fail and interrupt our service.

         Our customers have in the past experienced interruptions in our services. We believe that these interruptions will continue to occur from time to time. These interruptions are due to hardware failures, failures in telecommunications and other services provided to us by third parties and other computer system failures. These failures have resulted and may continue to result in significant disruptions to our service. Some of our operations have redundant switch-over capability. Although we plan to install backup computers and implement procedures on other parts of our operations to reduce the impact of future malfunctions in these systems, the presence of single points of failure in our network increases the risk of service interruptions. Some aspects of our computer systems are not redundant. These include our database system and our email storage system, which stores emails and other data. In addition, substantially all of our computer and communications systems relating to our services other than the systems located and operated by AT&T Corp. under our Transition Services Agreement with them are currently located in Manhattan, Jersey City, New Jersey, Edison, New Jersey, Washington, DC and Dayton, Ohio. We currently do not have alternate sites from which we could conduct these operations in the event of a disaster. Our computer and communications hardware is vulnerable to damage or interruption from fire, flood, earthquake, power loss, telecommunications failure and similar events. Our services would be suspended for a significant period of time if any of our primary data centers was severely damaged or destroyed. We might also lose stored emails and other customer files, causing significant customer dissatisfaction and possibly giving rise to claims for monetary damages.

Our services will become less desirable or obsolete if we are unable to keep up with the rapid changes characteristic of our business.


         Our success will depend on our ability to enhance our existing services and to introduce new services in order to adapt to rapidly changing technologies, industry standards and customer demands. To compete successfully, we will have to accurately anticipate changes in business demand and add new features to our services very rapidly. We may not be able to integrate the necessary technology into our computer systems on a timely basis or without degrading the performance of our existing services. We cannot be sure that, once integrated, new technology will function as expected. Delays in introducing effective new services could cause existing and potential customers to forego use of our services and to use instead those of our competitors.


Our business will suffer if we are unable to provide adequate security for our service, or if our service is impaired by security measures imposed by third parties.

         Security is a critical issue for any outsourced transaction delivery or transaction management service, and presents a number of challenges for us.

         If we are unable to maintain the security of our service, our reputation and our ability to attract and retain customers may suffer, and we may be exposed to liability. Third parties may attempt to breach our security or that of our customers whose networks we may maintain or for whom we provide services. If they are successful, they could obtain information that is sensitive or confidential to a customer or otherwise disrupt a customer's operations or obtain confidential information, including our customer's profiles, passwords, financial account information, credit card numbers, stored email or other personal or business information. Our customers or their employees may assert claims for money damages for any breach in our security and any breach could harm our reputation.


         Our computers are vulnerable to computer viruses, physical or electronic break-ins and similar incursions, which could lead to interruptions, delays or loss of data. We expect to expend significant capital and other resources to license or create encryption and other technologies to protect against security breaches or to alleviate problems caused by any breach. Nevertheless, these measures may prove ineffective. Our failure to prevent security breaches may expose us to liability and may adversely affect our ability to attract and retain customers and develop our business market. Security measures taken by others may interfere with the efficient operation of our service, which may harm our reputation, adversely impact our ability to attract and retain customers. "Firewalls" and similar network security software employed by third parties can interfere with the operation of our services.

We are dependent on licensed technology.

         We license a significant amount of technology from third parties, including technology related to our managed e-mail and groupware services, virus protection, spam control and content filtering services, Internet fax services, billing processes and database. We anticipate that we will need to license additional technology to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. Third-party licenses expose us to increased risks, including risks relating to the integration of new technology, the diversion of resources from the development of our own proprietary technology, a greater need to generate revenues sufficient to offset associated license costs, and the possible termination of or failure to renew an important license by the third-party licensor.

If the Internet and other third-party networks on which we depend to deliver our services become ineffective as a means of transmitting data, the benefits of our service may be severely undermined.


         Our business depends on the effectiveness of the Internet as a means of transmitting data. The recent growth in the use of the Internet has caused frequent interruptions and delays in accessing and transmitting data over the Internet. Any deterioration in the performance of the Internet as a whole could undermine the benefits of our services. Therefore, our success depends on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. We also depend on telecommunications network suppliers such as AT&T Corp. and Worldcom for a variety of telecommunications and Internet services. Pending the transition of the network and operations for the EasyLink Services business acquired from AT&T, we are dependent on the services being provided to us under our Transition Services Agreement with AT&T. See "Risk Factors - We May Be Unable to Successfully Integrate the EasyLink Services Business Acquired From AT&T" above, "Item 1. Business - Technology" in our Form 10-K for the year ended December 31, 2001 filed on April 1, 2002 and subsequent filings with the Securities and Exchange Commission.

Gerald Gorman and George Abi Zeid collectively held as of February 28, 2002 a majority of the total outstanding voting power of EasyLink and will be able to prevent a change of control.

         Gerald Gorman, our Chairman, held as of February 28, 2002 Class A and Class B common stock representing approximately 40.7% of the voting power of our outstanding common stock. Each share of Class B common stock entitles the holder to 10 votes on any matter submitted to the stockholders. George Abi Zeid, our President-International Operations and Director, beneficially owned as of February 28, 2002 Class A common stock representing approximately 9.6% of the voting power of our outstanding common stock and, after giving effect to the issuance of shares issuable upon conversion or exercise of convertible securities and warrants held by Mr. Abi Zeid, approximately 11.5% of such voting power. Based on their voting power as of February 28, 2002, Mr. Gorman and Mr. Abi Zeid will be able to determine the outcome of all matters requiring stockholder approval, including the election of directors, amendment of our charter and approval of significant corporate transactions. Mr. Gorman and Mr. Abi Zeid will be in a position to prevent a change in control of EasyLink even if the other stockholders were in favor of the transaction.


         We have agreed to permit Federal Partners, L.P., a holder of our senior convertible notes and Class A common stock, to designate one member of our board of directors. In addition, in connection with the acquisition of Swift Telecommunications, Inc., we agreed to appoint George Abi Zeid, the former sole shareholder of Swift, as a director and as our President of International Operations.

         Our charter contains provisions that could deter or make more expensive a takeover of EasyLink. These provisions include the ability to issue "blank check" preferred stock without stockholder approval.

Our goal of building brand identity is likely to be difficult and expensive.

         We announced on April 2, 2001 that we have changed our corporate name to EasyLink Services Corporation to more accurately reflect the strengths, relationships and solutions that we offer. We believe that a quality brand identity will be essential if we are to develop our business services market. If our marketing efforts cost more than anticipated or if we cannot increase our brand awareness, our losses will increase and our ability to succeed will be seriously impeded.

Our expansion into international markets is subject to significant risks and our losses may increase and our operating results may suffer if our revenues from international operations do not exceed the costs of those operations.

         We intend to continue to expand into international markets and to expend significant financial and managerial resources to do so. We have limited experience in international operations and may not be able to compete effectively in international markets. If our revenues from international operations do not exceed the expense of establishing and maintaining these operations, our losses will increase and our operating results will suffer. We face significant risks inherent in conducting business internationally, such as:

         o uncertain demand in foreign markets for transaction delivery and transaction management services;

         o difficulties and costs of staffing and managing international operations;

         o        differing technology standards;

         o difficulties in collecting accounts receivable and longer collection periods;

         o economic instability and fluctuations in currency exchange rates and imposition of currency exchange controls;

         o        potentially adverse tax consequences;

         o regulatory limitations on the activities in which we can engage and foreign ownership limitations on our ability to hold an interest in entities through which we wish to conduct business;

         o political instability, unexpected changes in regulatory requirements, and reduced protection for intellectual property rights in some countries;

         o        export restrictions, and

         o difficulties in enforcing contracts and potentially adverse consequences.


Regulation of transaction delivery and transaction management services and Internet use is evolving and may adversely impact our business.


         There are currently few laws or regulations that specifically regulate activity on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 restricts the types of information and content transmitted over the Internet. Several telecommunications companies have petitioned the FCC to regulate ISPs and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Any new laws or regulations relating to the Internet could adversely affect our business.

         Moreover, the extent to which existing laws relating to issues such as property ownership, pornography, libel and personal privacy are applicable to the Internet is uncertain. We could face liability for defamation, copyright, patent or trademark infringement and other claims based on the content of messages transmitted over our system. We may also face liability for unsolicited commercial and other email and fax messages sent by users of our services. We do not and cannot screen all the content generated and received by users of our services. Some foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. We may be subject to legal proceedings and damage claims if we are found to have violated laws relating to email content.

         A majority of our services are currently classified by the FCC as "information services," and therefore are exempt from public utility regulation. To the extent that we are permitted to offer all of our services as a single "bundle of interrelated products," then the whole bundle is currently exempt from regulation as a "hybrid service." If considered independent of the bundle, however, our fax-to-fax services, when conducted over circuit-switched network lines, and our telex services, qualify as "telecommunications services," and would thus be subject to federal regulation. Moreover, while the FCC has until now exercised forbearance in regulating IP communications, it has indicated that it might regulate certain IP communications as "telecommunications services" in the future. There can be no assurance that the FCC will not change its regulatory classification system and thereby subject us to unexpected and burdensome additional regulation. In addition, a variety of states regulate certain of our services when provided on an intrastate basis.

         We obtained authorizations from the FCC to provide such telecommunications services in conjunction with our acquisition of these telecommunications services from NetMoves, and are classified as a "non-dominant interexchange carrier." While the FCC has generally chosen not to exercise its statutory power to closely regulate the charges or practices of non-dominant carriers, it will act upon complaints against such carriers for failure to comply with statutory obligations or with the FCC's rules, regulations and policies - to the extent that such services are, in the FCC's view, subject to regulation.

         Continued changes in telecommunications regulations may significantly reduce the cost of domestic and international calls. To the extent that the cost of domestic and international calls decreases, we will face increased competition for our fax services which may have a material adverse effect on our business, financial condition or results in operations.

         In connection with the deployment of Internet-capable nodes in countries throughout the world, we are required to satisfy a variety of foreign regulatory requirements. We intend to explore and seek to comply with these requirements on a country-by-country basis as the deployment of Internet-capable fax nodes continues. There can be no assurance that we will be able to satisfy the regulatory requirements in each of the countries currently targeted for node deployment, and the failure to satisfy such requirements may prevent us from installing Internet-capable fax nodes in such countries. The failure to deploy a number of such nodes could have a material adverse effect on our business, operating results and financial condition.

         Our fax nodes and our faxLauncher service utilize encryption technology in connection with the routing of customer documents through the Internet. The export of such encryption technology is regulated by the United States government. We have authority for the export of such encryption technology other than to Cuba, Iran, Iraq, Libya, North Korea, and Rwanda. Nevertheless, there can be no assurance that such authority will not be revoked or modified at any time for any particular jurisdiction or in general. In addition, there can be no assurance that such export controls, either in their current form or as may be subsequently enacted, will not limit our ability to distribute our services outside of the United States or electronically. While we take precautions against unlawful exportation of our software, the global nature of the Internet makes it virtually impossible to effectively control the distribution of our services. Moreover, future Federal or state legislation or regulation may further limit levels of encryption or authentication technology. Any such export restrictions, the unlawful exportation of our services, or new legislation or regulation could have a material adverse effect on our business, financial condition and results of operations.

         The legal structure and scope of operations of our subsidiaries in some foreign countries may be subject to restrictions which could result in severe limits to our ability to conduct business in these countries and this could have a material adverse effect on our financial position, results of operations and cash flows. To the extent that we develop or offer messaging services in foreign countries, we will be subject to the laws and regulations of these countries. The laws and regulations relating to the Internet in many countries are evolving and in many cases are unclear as to their application. For example, in India, the PRC and other countries we may be subject to licensing requirements with respect to the activities in which we propose to engage and we may also be subject to foreign ownership limitations or other approval requirements that preclude our ownership interests or limit our ownership interests to up to 49% of the entities through which we propose to conduct any regulated activities. If these limitations apply to our activities, including our activities conducted through our subsidiaries, our opportunities to generate revenue will be reduced, our ability to compete successfully in these markets will be adversely affected, our ability to raise capital in the private and public markets may be adversely affected and the value of our investments and acquisitions in these markets may decline. Moreover, to the extent we are limited in our ability to engage in certain activities or are required to contract for these services from a licensed or authorized third party, our costs of providing our services will increase and our ability to generate profits may be adversely affected.

Our intellectual property rights are critical to our success, but may be difficult to protect.

         We regard our copyrights, service marks, trademarks, trade secrets, domain names and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, strategic partners and others to protect our proprietary rights. Despite our precautions, unauthorized third parties may improperly obtain and use information that we regard as proprietary. Third parties may submit false registration data attempting to transfer key domain names to their control. Our failure to pay annual registration fees for domain names may result in the loss of these domains to third parties. Third parties have challenged our rights to use some of our domain names, and we expect that they will continue to do so, which may affect the value that we can derive from the planned disposition of the domain names included among our non-core assets.

         The status of United States patent protection for software products is not well defined and will evolve as additional patents are granted. If we apply for a patent in the future, we do not know if our application will be issued with the scope of the claims we seek, if at all. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.

         Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties have asserted and may in the future assert infringement claims against us. We cannot be certain that our services do not infringe issued patents. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our services.

         We have been and may continue to be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims related to the use of our domain names and claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Third parties have challenged our rights to register and use some of our domain names based on trademark principles and on the Anticybersquatting Consumer Protection Act. If domain names become more valuable to businesses and other persons, we expect that third parties will continue to challenge some of our domain names and that the number of these challenges may increase. In addition, the existing or future laws of some countries, in particular countries in Europe, may limit or prohibit the use in those countries or elsewhere of some of our geographic names that contain the names of a city in those countries or the name of those countries. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. These claims and the potential for such claims may reduce the value that we can expect to receive from the disposition of our domain names.

A substantial amount of our common stock may come onto the market in the future, which could depress our stock price.


         Sales of a substantial number of shares of our common stock in the public market could cause the market price of our Class A common stock to decline. As of February 28, 2002, we had an aggregate of 16,075,608 shares of Class A and Class B common stock outstanding. As of February 28, 2002 we had options to purchase approximately 1.98 million shares of Class A common stock outstanding. As of February 28, 2002, we had warrants to purchase 1,843,942 shares of Class A common stock outstanding. As of February 28, 2002, we had approximately 4,397,914 shares of Class A common stock issuable upon conversion of outstanding senior convertible notes and an indeterminate number of additional shares of Class A common stock issuable over five years in payment of interest on such senior notes. In addition, we had 127,151 shares of Class A common stock issuable upon conversion of our remaining outstanding 7% Convertible Subordinated Notes due 2005 at an exercise price of $189.50 per share.

         As of February 28, 2002, approximately 10,908,748 shares of Class A common stock and Class B common stock were freely tradable, in some cases subject to the volume and manner of sale limitations contained in Rule 144. As of such date, approximately 5,166,860 shares of Class A common stock will become available for sale at various later dates upon the expiration of one-year holding periods or upon the expiration of any other applicable restrictions on resale. We are likely to issue large amounts of additional Class A common stock, which may also be sold and which could adversely affect the price of our stock.

         As of February 28, 2002, the holders of approximately 9,522,610 shares of outstanding Class A common stock, the holders of 1,796,255 shares of Class A common stock issuable upon exercise of our outstanding warrants and the holders of approximately 6,037,519 shares of Class A common stock issuable upon conversion of our outstanding senior or subordinated convertible notes and issuable in payment of interest over the first 18 months after the date of issuance on our senior convertible notes, had the right, subject to various conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or for other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of the Class A common stock to fall. An undetermined number of these shares have been sold publicly pursuant to Rule 144.

Our Class A common stock may be subject to delisting from the Nasdaq National Market.


         Our Class A common stock faces potential delisting from the Nasdaq National Market which could hurt the liquidity of our Class A common stock. We may be unable to comply with the standards for continued listing on the Nasdaq National Market. These standards require, among other things, that our Class A common stock have a minimum bid price of either $1 or $3. Specifically, an issuer will be considered non-compliant with the minimum bid price requirement only if it fails to satisfy the applicable requirement for any 30 consecutive trading day period following January 1, 2002. It would then be afforded a 90 calendar day grace period in which to regain compliance. In addition, the listing standards require that we maintain compliance with various other standards, including market capitalization or total assets and total revenue, number of publicly held shares, which are shares held by persons who are not officers, directors or beneficial owners of 10% of our outstanding shares, and market value of publicly held shares. If we do not comply with the $3 minimum bid price, but we do comply with the $1 minimum bid price, then we must comply with certain other standards, including a $10 million minimum stockholders' equity requirement. The minimum bid price of our stock was below $1 during various periods in the fourth quarter of 2000 and the first quarter of 2001 and was below $1 during the period from March 14, 2001 through January 22, 2002.

         On January 23, 2002, we effected a ten-for-one reverse stock split. Although our stock price has exceeded the $1 minimum bid price requirement since January 23, 2002 through the date of the effectiveness of the registration statement of which this prospectus is a part, no assurance can be given that our stock price will remain above the minimum level required or that we will maintain compliance with all of the other applicable listing standards in the future.


         If our common stock were to be delisted from trading on the Nasdaq National Market and were neither re-listed thereon nor listed for trading on the Nasdaq Small Cap Market or other recognized securities exchange, trading, if any, in the Class A common stock may continue to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market. Delisting would result in limited release of the market price of the Class A common stock and limited news coverage of EasyLink and could restrict investors' interest in our Class A common stock and materially adversely affect the trading market and prices for our Class A common stock and our ability to issue additional securities or to secure additional financing.

Our stock price has been volatile and we expect that it will continue to be volatile.

         Our stock price has been volatile since our initial public offering and we expect that it will continue to be volatile. As discussed above, our financial results are difficult to predict and could fluctuate significantly. In addition, the market prices of securities of electronic services companies have been highly volatile. A stock's price is often influenced by rapidly changing perceptions about the future of electronic services or the results of other Internet or technology companies, rather than specific developments relating to the issuer of that particular stock. As a result of volatility in our stock price, a securities class action may be brought against us. Class-action litigation could result in substantial costs and divert our management's attention and resources.




We may have continuing obligations in connection with the sale of our advertising network business.


         On March 30, 2001, we completed the sale of our advertising network business to Net2Phone, Inc. Included in the sale were our rights to provide e-mail-based advertising and permission marketing solutions to advertisers, as well as our rights to provide e-mail services directly to consumers at the www.mail.com Web site and in partnership with other Web sites. In connection with the sale, we entered into a hosting agreement under which we agreed to host or arrange to host the consumer e-mailboxes for Net2Phone for a minimum of one year. During the second quarter of 2001, we completed the migration of the hosting of these consumer mailboxes to a third party provider whom we paid for this service. On November 14, 2001, we entered into an agreement with Net2Phone which terminated the hosting agreement as of September 30, 2001.

         Notwithstanding the migration of the consumer mailboxes to the third party provider, the termination of the hosting agreement with Net2Phone and the assignment to Net2Phone of our Web site contracts with third parties, we may nonetheless remain liable for obligations under some of such third party Web site contracts. Accordingly, we may have liability if there is a breach on the part of the third party to which we have migrated the hosting or on the part of Net2Phone under the third party Web site agreements that were assigned to them.

                                 USE OF PROCEEDS

         The selling stockholders will receive all of the proceeds from the sale of our Class A common stock under this prospectus. We will not receive any proceeds from these sales.

                          DESCRIPTION OF CAPITAL STOCK

         The following descriptions of our capital stock and the relevant provisions of our amended and restated certificate of incorporation, as amended, and bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation, as amended, and our bylaws.

         We are authorized to issue up to 500,000,000 shares of Class A common stock, par value $.01 per share, 10,000,000 shares of Class B common stock, par value $.01 per share, and 60,000,000 shares of preferred stock, par value $.01 per share.

Common stock


         As of February 28, 2002, we had approximately 16,075,608 shares of Class A common stock outstanding held of record by approximately 729 stockholders and 1,000,000 shares of Class B common stock outstanding held entirely by Gerald Gorman, our Chairman. At a special meeting of stockholders held on August 29, 2001, our stockholders approved nine separate amendments to our Amended and Restated Certificate of Incorporation, as amended, to enable us to effect one or more reverse stock splits, ranging from a one-for-two reverse stock split to a one-for-ten reverse stock split of all of our issued and outstanding shares of Class A and Class B common stock. Our Board of Directors may elect to implement or abandon one or more of the reverse stock splits through April 2002. On January 23, 2002, we effected a ten-for-one reverse stock split in which each ten outstanding shares of Class A common stock was changed into one outstanding share of Class A common stock and each ten shares of Class B common stock was changed into one outstanding share of Class B common stock.


         All of the issued and outstanding shares of our Class A common stock are fully paid and nonassessable. Except as described below, the issued and outstanding shares of our Class A common stock and Class B common stock generally have identical rights. In addition, under our amended and restated certificate of incorporation, as amended, holders of Class A common stock have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

     Voting rights

         The holders of our Class A common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. The holder of our Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally, including the election of directors. In addition to any class vote that may be required under law or our amended and restated certificate of incorporation, as amended, all classes of capital stock entitled to vote generally on any matter vote together as a single class. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election.


         Please see "Risk Factors - Gerald Gorman and George Abi Zeid collectively held as of February 28, 2002 a majority of the total outstanding voting power of EasyLink and will be able to prevent a change of control."

     Liquidation preferences

         If we are liquidated, dissolved or wound up, the holders of our Class A common stock and Class B common stock will be entitled to receive distributions only after satisfaction of all liabilities and the prior rights of any outstanding class of preferred stock. If we are liquidated, dissolved or wound up, our assets legally available after satisfaction of all of our liabilities shall be distributed to the holders of our Class A common stock and Class B common stock pro rata based on the respective numbers of shares of Class A common stock held by these holders or issuable to them upon conversion of Class B common stock.

     Conversion rights/mandatory conversion

         Holders of our Class A common stock have no conversion rights. Holders of our Class B common stock may convert each share into one share of Class A common stock. In addition, the holder of Class B common stock has contractually agreed with the former holders of Class C preferred stock and Class E preferred stock and some former holders of Class A preferred stock that he will not transfer his shares of Class B common stock in the form of Class B common stock unless such holders have had the opportunity within specified time periods to dispose of their shares of Class A common stock issuable upon conversion of their preferred stock at specified prices. As a result, until this condition has been satisfied or the former holders of a majority in interest of each class of preferred stock otherwise consent in writing, the holder of Class B common stock must convert shares of Class B common stock into shares of Class A common stock prior to transfer.

     Dividends

         The holders of both classes of our common stock are entitled to receive equal non-cumulative dividends when and as declared from time to time by the board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

Preferred stock

         Under our amended and restated certificate of incorporation, as amended, the board of directors is authorized, without further stockholder approval, to issue up to 60,000,000 shares of preferred stock in one or more classes or series. The board also has the authority to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such class or series, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. Preferred stock could thus be issued quickly with terms that could delay or prevent a change of control of EasyLink or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our Class A common stock and may adversely affect the voting and other rights of the holders of our Class A common stock. Currently, we do not have any preferred stock outstanding and have no plans to create or issue any shares of any new class or series of preferred stock.

Anti-takeover effects of certain provisions of Delaware law and our amended and restated certificate of incorporation, as amended, and bylaws

         We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeovers or changes in control with respect to EasyLink and, accordingly, may discourage attempts to acquire EasyLink.

         In addition, provisions of the amended and restated certificate, as amended, and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including those attempts that might result in a premium over the market price for the shares held by stockholders.

         Board of Directors vacancies. Our bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This may prevent a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the resulting vacancies created by such removal with its own nominees.

         Special meetings of stockholders. Our bylaws provide that special meetings of stockholders of EasyLink may be called at any time by the Chairman of the board, the Vice Chairman of the board, if any, the President, if any, or the board of directors. Written notice of the meeting must be given not less than 10 nor more than 60 days before the date of the meeting.

         Authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to the limitations imposed by The Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of EasyLink by means of a proxy contest, tender offer, merger or otherwise.

         The General Corporation Law of the State of Delaware provides generally that, in addition to the approval of the board of directors, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation unless a corporation's certificate of incorporation requires a greater percentage.

Transfer agent and registrar

         The transfer agent and registrar for our Class A common stock is American Stock Transfer and Trust Company.

                              SELLING STOCKHOLDERS


         The table below sets forth information with respect to the beneficial ownership of our Class A common stock by the selling stockholders immediately prior to this offering and as adjusted to reflect the sale of shares of our Class A common stock in the offering. All information with respect to the beneficial ownership has been furnished by the respective selling stockholders. Percentages are based on the 16,075,608 shares of Class A common stock and Class B common stock outstanding on February 28, 2002.


Holders of Senior Convertible Notes


                                                            Number of                            Number of      Percentage of
                                                             Shares        Number of Shares     Shares to be     Shares to be
                                                          Beneficially      Offered by this      Held After      Held After
Selling Stockholder                                         Owned(1)        Prospectus(1)(2)     Offering        Offering(3)
-------------------                                         --------      -----------------      --------        -----------
Federal Partners, L.P. (4)                                 1,446,632 (5)        1,446,632             0               *
Public Employee Retirement System of Idaho                   391,955              391,955             0               *
City of Milford Pension & Retirement Fund                    112,596              112,596             0               *
Morgan Trust Co.of the Bahamas Ltd. as Trustee                74,144               74,144             0               *
U/A/D 11/30/93
Wells Family LLC                                              74,314               74,314             0               *
Albert L. Zesiger                                             66,046               66,046             0               *
Roanoke College                                               56,188               56,188             0               *
Domenic J. Mizio                                              56,188               56,188             0               *
NFIB Corporate Account                                        45,541               45,541             0               *
City of Stamford Firemen's Pension Fund                       46,220               46,220             0               *
Barrie Ramsay Zesiger                                         46,220               46,220             0               *
Wolfson Investment Partners LP                                38,232               38,232             0               *
Dean Witter Foundation                                        38,232               38,232             0               *
National Federation of Independent Business                   23,352               23,352             0               *
Employee Pension  Trust
The Jenifer Altman Foundation                                 33,248               33,248             0               *
Theeuwes Family Trust, Felix Theeuwes Trustee                 28,094               28,094             0               *
Susan Uris Halpern                                            28,094               28,094             0               *
Andrew Heiskell                                               28,264               28,264             0               *
Meehan Foundation                                             16,426               16,426             0               *
The Meehan Investment Partnership I, L.P.                     17,956               17,956             0               *
Murray Capital, LLC                                           17,956               17,956             0               *
Mary C. Anderson                                              11,506               11,506             0               *
Butler Family LLC                                             18,556               18,556             0               *
William B. Lazar                                              15,122               15,122             0               *
Psychology Associates                                         12,972               12,972             0               *
Peter Looram                                                  13,832               13,832             0               *
Nicola Zesiger Mullen                                         13,832               13,832             0               *
Lazar Foundation                                              14,262               14,262             0               *
Jeanne L. Morency                                             15,122               15,122             0               *
Helen Hunt                                                    15,122               15,122             0               *
HBL Charitable Unitrust                                       12,972               12,972             0               *
David Zesiger                                                 13,832               13,832             0               *
Asphalt Green, Inc.                                           12,972               12,972             0               *
Alexa Zesiger Carver                                          13,832               13,832             0               *
A. Carey Zesiger                                              13,832               13,832             0               *
Leonard Kingsley                                               9,969                9,969             0               *
Donald and Dan-Thanh Devivo                                    2,919                2,919             0               *
John J. & Catherine H. Kayola                                  2,810                2,810             0               *


                                                            Number of                            Number of      Percentage of
                                                             Shares        Number of Shares     Shares to be     Shares to be
                                                          Beneficially      Offered by this      Held After      Held After
Selling Stockholder                                         Owned(1)        Prospectus(1)(2)     Offering        Offering(3)
-------------------                                         --------      -----------------      --------        -----------
Mary I. Estabil                                                1,779                1,779             0               *
James F. Cleary                                                1,994                1,994             0               *
Frederick Landman                                            183,487              183,487             0               *
The Waterproof Partnership, L.P.                              30,754               30,754             0               *
Sapient Corporation                                            5,763                5,763             0               *
Tumbleweed Communications Corp.                               53,750               53,750             0               *
Francois deMenil                                              21,500               21,500             0               *
Peoples  Benefit  Life  Insurance  Co.   (Teamsters           23,878               23,878             0               *
Separate Account)
Peoples Benefit Life Insurance Company                        26,531               26,531             0               *
Retail Clerks Pension Trust #2                                79,593               79,593             0               *
St. Albans Partners Ltd.                                      79,593               79,593             0               *
Yield Strategies Fund I, L.P.                                 53,062               53,062             0               *
Bank Of America Pension Plan                                  84,899               84,899             0               *
Circlet (IMA) Limited                                         79,195               79,195             0               *
General Motors Welfare Benefit Trust (ST-VEBA)                16,715               16,715             0               *
Newberg Family Trust                                          13,266               13,266             0               *
Woodmont Investments Limited                                  13,266               13,266             0               *
JMG Capital Partners, L.P.                                   212,460              212,460             0               *
JMG Triton Offshore Fund Limited                             351,721              351,721             0               *
Deutsche Banc Alex. Brown Inc.                                20,263               20,263             0               *
Deutsche Bank AG, London Branch                               65,854               65,854             0               *
The Common Fund F/A/O Absolute Return Fund                     7,802                7,802             0               *
Helix Convertible Opportunities Fund, Ltd.                    27,558               27,558             0               *
Helix Convertible Opportunities, L.P.                         35,561               35,561             0               *
BNP Cooper Neff Convertible Strategies Fund, L.P.              6,201                6,201             0               *
BNP Paribas Equity Strategies, S.N.C.                         93,087               93,087             0               *
J. N. Industries Inc.                                          8,661 (6)            8,383           278               *
Merced Partners Limited Partnership                           50,657               50,657             0               *
Fir Tree Institutional Value Fund, L.P.                      165,462              165,462             0               *
Fir Tree Recovery Master Fund, L.P.                           30,417               30,417             0               *
Fir Tree Value Fund, L.P.                                    418,330              418,330             0               *
Fir Tree Value Partners, LDC.                                 35,957               35,957             0               *



Other Holders

                                                            Number of                               Number of      Percentage of
                                                             Shares          Number of Shares      Shares to be    Shares to be
                                                           Beneficially         Offered by this      Held After      Held After
Selling Stockholder                                          Owned             Prospectus(2)        Offering        Offering
-------------------                                         -----------      -----------------      -----------    ---------------
Bantu, Inc. (8)                                               44,575                44,575                0                 *
3Cube, Inc. (9)                                               14,464                 6,455            8,009                 *
STD, Inc. (10)                                                18,569                18,569                0                 *
Edd Helms Group, Inc. (11)                                     1,375                 1,375                0                 *
Madison Avenue Technology Group, Inc.(12)                     10,222                10,222                0                 *
SG Cowen Securities Corporation(13)                           31,746                31,746                0                 *
Aligned Investments Limited(14)                               78,164                21,105           57,059                 *
K. Digvijay Sing(15)                                           7,590 (16)            7,590                0                 *
Arvindra Kanwal(17)                                            3,000 (16)            3,000                0                 *
Sandeep Dalal(18)                                              3,813 (16)            3,813                0                 *
James Ting(19)                                               137,247 (16)          113,459           23,788                 *
Robert Tsang(19)                                              61,820 (16)           48,625           13,195                 *
Prasad Investment (20)                                        26,134 (21)           26,134                0                 *

                                                            Number of                               Number of      Percentage of
                                                             Shares          Number of Shares      Shares to be    Shares to be
                                                           Beneficially         Offered by this      Held After      Held After
Selling Stockholder                                          Owned             Prospectus(2)        Offering        Offering
-------------------                                         -----------      -----------------      -----------    ---------------
Allan Kwan (22)                                               58,264                 4,786           53,478                 *
Po Ling Shiu(23)                                               1,404                   883              521                 *
Wai Ming Chu(23)                                               1,004                 1,004                0                 *
Tyson Li(23)                                                   3,097                 3,097                0                 *
Sing Keung Lam(23)                                             5,643                 4,275            1,368                 *
Yin Nei Kwok(23)                                                 305                   305                0                 *
Ming Fat Lam(23)                                                 441                   441                0                 *
Alexandra Rehak(23)                                            1,649                 1,649                0                 *
Dee Han "Lanna" Ng(23)                                           750                   750                0                 *
Chi Feng Sze(23)                                               1,059                 1,059                0                 *
Albert Lam(23)                                                 6,369                 6,369                0                 *
David Yen(24)                                                 43,008                 1,987           41,021                 *
Brent Lee(23)                                                  1,539                 1,539                0                 *
Li Wang(23)                                                      993                   993                0                 *
Frank Meng(23)                                                 3,839                 3,839                0                 *
Hua "Cao(23)                                                   1,625                 1,625                0                 *
Michael Hiu(23)                                                  105                   105                0                 *
Donald Ee(23)                                                  2,452                 2,452                0                 *
Kee Hong Lu(23)                                                   97                    97                0                 *
Lawrence Chai(23)                                              4,582                 3,214            1,368                 *
Shu-Hui Liu(23)                                                  496                   496                0                 *
Tiffany Chang(23)                                                753                   753                0                 *
Chun-Yuan Yeh(23)                                              1,126                   293              833                 *
Po-Yu Liu (23)                                                   680                   194              486                 *
Tsung Hsi Lee(23)                                                351                   176              175                 *
Yi-Nan Tsai(23)                                                  391                   339               52                 *
Yu-Chun Hsiao(23)                                                178                   178                0                 *
Chia-Yung Chou (23)                                              248                   196               52                 *
Yueh Fong Hsieh (23)                                             234                   149               85                 *
Kuo-Hsiang Chang (23)                                            198                   198                0                 *
Pao Lung Chang(23)                                                 3                     3                0                 *
Pei-Chen Teresa Lin(23)                                          162                   162                0                 *
Yi-Hsuan Lin(23)                                                 175                   175                0                 *
Ya-Ling Yeh(23)                                                  326                   326                0                 *
Yu-Chien Jeng(23)                                                116                   116                0                 *
Ching-Yi Chen(23)                                                189                   189                0                 *
Yi-Yi Tsung(23)                                                  149                   149                0                 *
Hsin-Ying Chen(23)                                               112                   112                0                 *
I-Hung Lin(23)                                                   244                   244                0                 *
Ren-Rung Iau(23)                                                  13                    13                0                 *
Chih-Hao Chen(23)                                                 37                    37                0                 *
Pei Chun Lin(23)                                                 128                   128                0                 *
Wu-Chuan Chen(23)                                                431                   431                0                 *
Hsiu Ru Ko (23)                                                  164                   164                0                 *
Chen-Ching Wang(23)                                              385                   385                0                 *
Yuan Shun Sun(23)                                                311                   311                0                 *
Li-Fang Lin(23)                                                  143                   143                0                 *
Tsan Hsien Yang(23)                                              161                   161                0                 *
Yu-Shyan Chiu(23)                                                112                   112                0                 *
Vigers Design Limited(25)                                        520                   520                0                 *
Ching Yuen So(25)                                                512                   512                0                 *

                                                            Number of                               Number of      Percentage of
                                                             Shares          Number of Shares      Shares to be    Shares to be
                                                           Beneficially         Offered by this      Held After      Held After
Selling Stockholder                                          Owned             Prospectus(2)        Offering        Offering
-------------------                                         -----------      -----------------      -----------    ---------------
Chia-Chin Charles Chu(25)                                        490                   490                0                 *
Seconom Limited(25)                                              111                   111                0                 *
Chi-Hung Lin(25)                                                 304                   304                0                 *
Vignette Asia Pte Ltd. (26)                                    1,689                 1,689                0                 *
GameSpy Industries, Inc. (27)                                 60,423                60,423                0                 *
AT&T Corp.                                                 2,783,980 (28)        2,783,980                0                 *
George Abi Zeid(29)                                        2,669,094 (30)          791,476        1,877,618              11.30%
CitiCapital Commercial Leasing Corporation                   163,333 (31)          163,333                0                 *
Fleet Business Credit, LLC                                   222,823 (32)          222,823                0                 *
Forsythe/McArthur Associates, Inc.                           426,218 (33)          426,218                0                 *
GATX Financial Corporation                                   982,000 (34)          982,000                0                 *
Leasing Technologies International, Inc.                      66,977 (35)           66,977                0                 *
MicroTech Leasing Corporation                                109,836 (36)          109,836                0                 *
Pentech Financial Services, Inc.                             174,375 (37)          174,375                0                 *
Phoenix Leasing Incorporated                                 199,481 (38)          199,481                0                 *
TBCC Funding Trust II, a Delaware business Trust             176,748 (39)          176,748                0                 *
AsiaStar IT Fund, L.P. (40)                                  395,500               395,500                0                 *
Primus Capital Fund V Limited Partnership(40)                292,650               292,650                0                 *
Primus Executive Fund V Limited Partnership(40)                7,350                 7,350                0                 *
The Kaufmann Fund, Inc(40)                                   300,000               300,000                0                 *
Lawrence Auriana(40)                                         100,000               100,000                0                 *
Susan Lerner and Peter Lerner, JTROS(40)                      10,400                10,400                0                 *
EMC Investment Corporation(40)                               300,000               300,000                0                 *
Joseph Zappala(40)                                             5,000                 5,000                0                 *
Bartholomew Lawson(40)                                         5,000                 5,000                0                 *
John W. Taylor(40)                                             2,000                 2,000                0                 *
Kilin To(40)                                                   1,000                 1,000                0                 *
Michael Horgan(40)                                               500                   500                0                 *
Elaine Graham, Agent, Keith Grahm, Beneficiary                18,750                18,750                0                 *
FCC Custodian(41)
Peter Chih-Yuan Horng(41)                                     12,500                12,500                0                 *
Vincenzo Iannucci(41)                                         25,000                25,000                0                 *
Lillian S. Loewenbaum(41)                                     75,000                75,000                0                 *
Bob Miller(41)                                                25,000                25,000                0                 *
Gary Millin(41) (42)                                         134,839                15,000          119,839               1.09%
Stephen J. Morris(41)                                         12,500                12,500                0                 *
Eugene Sukonick(41)                                           50,000                50,000                0                 *
St. Denis J. Villere(41)                                      52,500                52,500                0                 *
Christopher D. Villere(41)                                     6,250                 6,250                0                 *
Lamar G. Villere(41)                                           6,250                 6,250                0                 *
George G. Villere(41)                                         18,750                18,750                0                 *
Frances G. Villere(41)                                        18,750                18,750                0                 *
St. Denis J. Villere III(41)                                  10,000                10,000                0                 *
St. Denis J. Villere & Margaret H. Villere,                   12,500                12,500                0                 *
Usufruct(41)
Michael R. Nicolais(41)                                       25,000                25,000                0                 *
Michael A. Nicolais IRA Rollover(41)                          80,000                62,500           17,500                 *
Howard Hammond(41)                                           125,000               125,000                0                 *
Daniel O'Sullivan(41)                                          8,000                 7,500              500                 *
Envios R.D. Corp. (41)                                       175,000               175,000                0                 *
Joseph Wofchuck(41)                                           50,000                50,000                0                 *
McFenix Partners, Ltd. (41)                                   12,500                12,500                0                 *



                                                            Number of                               Number of      Percentage of
                                                             Shares          Number of Shares      Shares to be    Shares to be
                                                           Beneficially         Offered by this      Held After      Held After
Selling Stockholder                                          Owned             Prospectus(2)        Offering        Offering
-------------------                                         -----------      -----------------      -----------    ---------------
Olivhan Investments, L.P. (41)                               150,000               150,000                0                 *
John R. Whitman (41)                                          10,043                 6,250            3,793                 *
Seth L. Pierrepont (41)                                        3,750                 3,750                0                 *
Eric Lin (41)                                                  3,750                 3,750                0                 *
Richard M. Chong(40) (41)                                      2,250                 2,250                0                 *
Telecom International, Inc. (43)                             300,000               300,000                0                 *
RCG Information Technology, Inc. (44)                         62,500                62,500                0                 *
Abdullah (Alan) Abdullahi(45)                                 31,351                31,351                0                 *
Hassan Abdullahi(45)                                          31,351                31,351                0                 *
Bruce Coleman                                                  7,500                 7,500                0                 *
Kenneth Goodwin                                                7,500                 7,500                0                 *
Stephen Finnerty(46)                                          32,000                32,000                0                 *
Elong, Inc. (47)                                              36,232                36,232                0                 *
MyIndia.com, Inc. (48)                                        56,075                56,075                0                 *

--------
* Less than one percent

(1) Except as otherwise disclosed in other footnotes below, the number of shares beneficially owned by the holders of senior convertible notes represents shares issuable upon conversion of our Senior Convertible Notes or mandatorily issuable in payment of a portion of the interest on our Senior Convertible Notes. The conversion price is subject to adjustment and, as a result, the number of shares may increase.
(2) This prospectus also covers any additional shares of Class A common stock that become issuable as a result of a stock split, stock dividend or similar transaction that results in an increase in the number of our outstanding shares of common stock.
(3) In accordance with the rules of the SEC, the percentage of Class A common stock outstanding owned by each selling stockholder is calculated as follows: (a) the numerator is the number of shares of Class A common stock held by that selling stockholder upon conversion of all Senior Convertible Notes owned by that selling stockholder and
         (b) the denominator includes the number of shares of Class A common stock and Class B common stock outstanding and the number of shares of Class A common stock held by that selling securityholder upon conversion of all notes owned by that selling securityholder.
(4) Stephen Duff, a director of EasyLink, is Treasurer and a limited partner of Federal Partners, L.P. Mr. Duff is also the Senior Investment Manager of The Clark Estates, Inc. The Clark Estates, Inc. provides management and administrative services to Federal Partners.
(5) Includes 825,000 shares of our Class A common stock. Excludes 194,380 shares of Class A common stock not being sold pursuant to this prospectus that are held by accounts for which The Clark Estates, Inc. provides management and administrative services.
(6)      Includes 62,500 shares of our Class A common stock held by Frederick
         Landman.
(7)      Includes 278 shares of our Class A common stock held by J.N.
         Industries.
(8) Concurrently with our investment in Bantu, we purchased source code and entered into a related development agreement
(9) We have received a technology license from 3Cube, Inc. that allows us to offer Web-based and email to fax services across our network of Web sites and ISP partners and our business customers.
(10) Doing business as Software Tool and Die. Barry Shein, President of STD, is an advisor to our board of directors and we have entered into an indemnification agreement with him to indemnify him from liabilities arising out of his capacity as an advisor.
(11)     In 2000, we purchased phone number from Edd Helms Group, Inc.
(12) In July 2000, we entered into a preferred list hosting agreement with Madison Avenue Technology Group that appointed us as a preferred reseller of CheetahMail's list host management services.
(13) SG Cowen Securities Corporation acted as an underwriter in connection with our initial public offering in June 1999, as an initial purchaser in connection with the issuance of our 7% convertible subordinated debentures in January 2000 and as our financial advisor in connection with the sale of our advertising network business completed in March 2001.
(14) Aligned Investments was a principal stockholder of Huelink Corporation Limited, which was acquired by our majority-owned subsidiary Asia.com, Inc. on June 1, 2000. Allen Huie, the principal stockholder of Aligned Investments became a director of Asia.com, Inc. upon the acquisition of Huelink Corporation Limited.
(15) Former director and chief executive officer of India.com, Inc., a majority-owned subsidiary of EasyLink.
(16)     Excludes shares issuable upon the exercise of employee stock options.
(17) Former President - Content of India.com, Inc., a majority-owned subsidiary of EasyLink.
(18) Former President - U.S. Operations and Alliances and Acquisitions of India.com, Inc., a majority-owned subsidiary of EasyLink.
(19) Former shareholder of TCom, Inc. EasyLink acquired TCom on October 18, 1999 in a merger. Since the merger, this selling stockholder has been employed by EasyLink in various capacities.
(20) Prasad Investment sold MyIndia.com Inc. to our majority-owned subsidiary India.com, Inc. in February 2001.

(21) Includes 6,534 potentially issuable as contingent payments in connection with the acquisition described in footnote 19 above.
(22) Chief executive officer and director of our majority-owned subsidiary Asia.com, Inc. Mr. Kwan was an indirect principal stockholder of Huelink Corporation Limited, which was acquired by our majority-owned subsidiary Asia.com, Inc. on June 1, 2000.
(23) Former employee of a subsidiary of Asia.com, Inc., a majority-owned subsidiary of EasyLink.
(24) Former employee of a subsidiary of Asia.com, Inc., a majority-owned subsidiary of EasyLink. Mr. Yen was an indirect principal stockholder of Huelink Corporation Limited, which was acquired by our majority-owned subsidiary Asia.com, Inc. on June 1, 2000.
(25) Former vendor of a subsidiary of Asia.com, Inc., a majority-owned subsidiary of EasyLink.
(26) Former vendor of India.com, Inc. a majority-owned subsidiary of EasyLink.
(27)     Former vendor of EasyLink.
(28) Includes 1,000,000 shares issuable upon exercise of warrants and up to 360,000 shares issuable in payment of interest under a promissory note issued upon consummation of the Company's debt restructuring completed on November 27, 2001.
(29) Mr. Abi Zeid is President - International Operations and a director of EasyLink.
(30) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 268,296 shares issuable upon exercise of warrants, 268,296 shares issuable upon conversion of a convertible promissory note and up to 96,586 shares issuable in payment of interest under the convertible promissory note. Excludes 300,000 shares held by Telecom International, Inc. which are also covered under this prospectus. See Telecom International, Inc. and footnote no. 43 of this Selling Stockholders table.
(31) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 48,610 shares issuable upon exercise of warrants, 48,610 shares issuable upon conversion of a convertible promissory note and up to 17,499 shares issuable in payment of interest under the convertible promissory note.
(32) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 66,316 shares issuable upon exercise of warrants, 66,316 shares issuable upon conversion of a convertible promissory note and up to 23,873 shares issuable in payment of interest under the convertible promissory note.
(33) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 64,350 shares issuable upon exercise of warrants, 64,350 shares issuable upon conversion of a convertible promissory note and up to 23,166 shares issuable in payment of interest under the convertible promissory note.
(34) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 262,500 shares issuable upon exercise of warrants, 262,500 shares issuable upon conversion of a convertible promissory note and up to 94,500 shares issuable in payment of interest under the convertible promissory note.
(35) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 23,418 shares issuable upon conversion of a convertible promissory note and up to 8,430 shares issuable in payment of interest under the convertible promissory note.
(36) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 30,323 shares issuable upon conversion of a convertible promissory note and up to 10,916 shares issuable in payment of interest under the convertible promissory note.
(37) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 51,895 shares issuable upon exercise of warrants, 51,895 shares issuable upon conversion of a convertible promissory note and up to 18,684 shares issuable in payment of interest under the convertible promissory note.
(38) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 34,288 shares issuable upon exercise of warrants, 34,288 shares issuable upon conversion of a convertible promissory note and up to 12,343 shares issuable in payment of interest under the convertible promissory note.
(39) Issued upon consummation of the Company's debt restructuring completed on November 27, 2001. Includes 61,800 shares issuable upon conversion of a convertible promissory note and up to 22,248 shares issuable in payment of interest under the convertible promissory note.
(40)     Former shareholder of the Company's India.com, Inc. subsidiary.
(41) Issued pursuant to the Company's equity financing which was completed on November 27, 2001.
(42)     Former director of EasyLink.
(43) Issued pursuant to settlement of obligations under letter agreement between EasyLink Services Corporation and George Abi Zeid relating to the proposed acquisition of Telecom International, Inc.
(44)     Former vendor of EasyLink.
(45) Former shareholder of LanSoft, Inc. EasyLink acquired LanSoft on December 30, 1999 in a merger.
(46)     Issued pursuant to an employment agreement with the Company.
(47) Issued pursuant to the disposition of Elong, Inc. by the Company's Asia.com, Inc. subsidiary.
(48) Issued pursuant to the disposition of MyIndia.com, Inc. by the Company's India.com, Inc. subsidiary.

                              PLAN OF DISTRIBUTION

         The selling stockholders may offer and sell the Class A common stock covered by this prospectus from time to time. The selling stockholders' pledgees, donees, transferees or other successors in interest that receive such Class A common stock as a gift, partnership distribution or other non-sale related transfer may likewise offer and sell Class A common stock from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the Class A common stock on one or more exchanges, including the Nasdaq National Market, or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices or in negotiated transactions. The selling stockholders may be deemed to be "underwriters" under the Securities Act of 1933. We have agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

         The selling stockholders may sell the Class A common stock by one or more of the following means of distribution:

         o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may purchase and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; and

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         We may amend this prospectus from time to time to describe a specific plan of distribution. In connection with distributions of the Class A common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our Class A common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell our Class A common stock short and redeliver the shares covered by this prospectus to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Class A common stock offered under this prospectus, which Class A common stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares of Class A common stock registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Class A common stock pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, the selling stockholders may also sell the Class A common stock under Rule 144 rather than pursuant to this prospectus if the shares so qualify for resale under Rule 144.


         In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers, dealers or market makers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. We will pay all expenses incident to the offering and sale of the Class A common stock covered by this prospectus to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. In the case of sales by STD, Inc., we will pay any commissions and discounts of underwriters, dealers or agents if the average sales price of the shares sold by STD, Inc. is below $160.00 per share.

         In order to comply with the securities laws of certain states, if applicable, the Class A common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Class A common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities with respect to our common stock for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders. All of the foregoing may affect the marketability of the shares.

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered by this prospectus, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  LEGAL MATTERS

         The validity of the Class A common stock offered in this prospectus has been passed upon by David Ambrosia, our General Counsel. As of the date hereof, Mr. Ambrosia owned 448 shares of our Class A common stock and held options to purchase 61,630 shares of our Class A common stock.

                                     EXPERTS


         Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by KPMG LLP, independent accountants, as set forth in their report thereon, incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2001 financial statements, dated February 15, 2002, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations since inception and has a working capital deficiency that raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


         The consolidated financial statements of The Allegro Group, Inc. appearing in our Amendment to Current Report on Form 8-K/A, dated November 3, 1999, have been audited by KPMG LLP, independent accountants, as set forth in their report thereon, incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


         The consolidated financial statements of Asia.com, Inc. (formerly eLong.com, Inc.) (a development stage enterprise) appearing in our Amendment to Current Report on Form 8-K/A, dated May 26, 2000, have been audited by KPMG, independent accountants, as set forth in their report thereon, incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Their report dated May 24, 2000, contains an emphasis paragraph that states the group's operations are subject to extensive regulation and supervision by the People's Republic of China ("PRC") government. The laws and regulations pertaining to Internet content provider businesses in the PRC are evolving and may be subject to change.

         The financial statements of NetMoves Corporation (formerly FaxSav Incorporated) incorporated in this prospectus by reference to our Amendment to Current Report on Form 8-K/A, filed on April 24, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


         The combined financial statements of Swift Telecommunications, Inc. and Swift Comtext Ltd appearing in our Amendment to Current Report on Form 8-K/A, dated May 9, 2001, have been audited by KPMG, independent accountants, as set forth in their report thereon, incorporated herein by reference. Such combined financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


         The combined audited historical financial statements of AT&T EasyLink Services, a fully integrated business of AT&T, incorporated in this prospectus by reference to our Amendment to Current Report on Form 8-K/A, filed on May 9, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Registration fee                               $13,921
Accounting fees and expenses                    14,000
Legal fees and expenses                              0
Miscellaneous expenses                           1,100
                                          -------------
     Total:                                   $ 29,021

Item 15. Indemnification of Directors and Officers.

         Section 145 of Delaware General Corporation Law empowers the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. The termination of any cause of action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendre or its equivalent, does not, of itself, create a presumption that such person did not act in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

         As permitted by Section 145 of the Delaware General Corporation Law, the registrant's amended and restated certificate of incorporation, as amended provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for any breach of the director's duty of loyalty to the Company or its stockholders; for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; for the unlawful payment of dividends or unlawful stock repurchases under Section 174 of the Delaware General Corporation Law; or for any transaction from which the director derived an improper personal benefit.

         The bylaws of the Company provide that the Company shall indemnify directors, officers and employees for such liabilities in such manner, under such circumstances and to such extent as permitted by Section 145 of the Delaware General Corporation Law, as now enacted or hereafter amended and that the Company shall advance all reasonable costs and expenses (including attorney's fees) incurred in defending any action, suit or proceeding to all persons entitled to such indemnification, all in the manner, under the circumstances and to the extent permitted by Section 145 of the Delaware General Corporation Law, as now enacted or hereafter amended.

         The Company has entered into indemnity agreements with each of its directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, the Company has obtained directors' and officers' insurance providing indemnification for directors, officers and key employees for various liabilities.

         At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate of incorporation. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 16.  Exhibits.


Exhibit No.         Description
-----------         -----------
5                   Opinion of David W. Ambrosia.
10                  Employment Agreement between EasyLink Services
                      Corporation and Thomas Murawski dated
                      February 1, 2002.*
23.1                Consent of KPMG LLP.
23.2                Consent of KPMG.
23.3                Consent of KPMG.
23.4                Consent of PricewaterhouseCoopers LLP.
23.5                Consent of David W. Ambrosia (included in Exhibit 5).
24                  Power of Attorney.*

---------
*Previously filed.

Item 17. Undertakings.

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement;

                           (i) To include any prospectus required by
                  Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

         provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d)      The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey, on April 4, 2002.




                                             EasyLink Services Corporation

                                             By   /s/ Thomas Murawski
                                                  Thomas Murawski
                                                  Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



NAME                             TITLE                                   DATE
----                             -----                                   ----
               *
----------------------------     Chief Executive Officer and Director    April 4, 2002
(Thomas Murawski)                (principal executive officer)

               *
----------------------------     Chairman and Director                   April 4, 2002
(Gerald Gorman)

               *
----------------------------     Executive Vice President and Chief      April 4, 2002
(Debra McClister)                Financial Officer (principal
                                 accounting and financial officer)

               *
----------------------------     Director                                April 4, 2002
(George Abi Zeid)

               *
----------------------------     Director                                April 4, 2002
(William Donaldson)

               *
----------------------------     Director                                April 4, 2002
(Stephen Duff)

               *
----------------------------     Director                                April 4, 2002
(Stephen Ketchum)

               *
----------------------------     Director                                April 4, 2002
(Jack Kuehler)

*By:  /s/ Thomas Murawski
      ---------------------
      Thomas Murawski
      ATTORNEY-IN-FACT


                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------
5                   Opinion of David W. Ambrosia.
10                  Employment Agreement between EasyLink Services Corporation and Thomas Murawski dated February 1, 2002.*
23.1                Consent of KPMG LLP.
23.2                Consent of KPMG.
23.3                Consent of KPMG.
23.4                Consent of PricewaterhouseCoopers LLP.
23.5                Consent of David W. Ambrosia (included in Exhibit 5).
24                  Power of Attorney.*

---------
*Previously filed.